Exhibit 99.1
China Finance Online Reports 2010 First Quarter Financial Results
Beijing, China, June 3, 2010 — China Finance Online Co., Ltd. (“China Finance Online”, the “Company”) (NASDAQ: JRJC), the technology-driven, user-focused market leader in China in providing vertically integrated financial services and products including news, data, analytics and brokerage through web portals, software systems, and mobile handsets, today announced its unaudited financial results for the first quarter ended March 31, 2010.
2010 First Quarter Financial and Operating Highlights
•	Registered user accounts increased to 15.36 million as of March 31, 2010, up 30.9% from 11.73 million at March 31, 2009;

•	Active paid subscribers were approximately 129,100 as of March 31, 2010, up 20.3% year over year;

•	Net revenues in the first quarter of 2010 rose 29.6% year-over-year to $15.2 million;

•	Gross margin increased to 87.5% from 87.0% in the first quarter of 2009;

•	Net income attributable to China Finance Online was $0.14 million for the first quarter of 2010;

•	Excluding stock-based compensation expenses, non-GAAP net income attributable to China Finance Online was $1.75 million, compared with $1.62 million in the first quarter of 2009;

•	Cash and cash equivalents were $105.5 million.
First Quarter Results
As of March 31, 2010, registered user accounts on the Company’s web portals (jrj.com and stockstar.com) were 15.36 million, up 30.9% from 11.73 million at March 31, 2009. Active paid subscribers were approximately 129,100 as of March 31, 2010, up 20.3% from 107,300 at end of March 2009. As of March 31, 2010, our Hong Kong-based brokerage service, Daily Growth, had approximately 1,830 customer accounts.
Net revenues for the first quarter of 2010 were $15.2 million, compared to $11.8 million for the same period in 2009, up 29.6% year-over-year, and compared with $15.0 million for the fourth quarter of 2009.
For the first quarter of 2010, gross profit was $13.3 million, 30.5% increase from $10.2 million for the same period in 2009 and up 4.9% from $12.7 million for the fourth quarter of 2009. Gross margin for the first quarter of 2010 was 87.5% compared to 87.0% for the same period in 2009 and versus 84.8% in the fourth quarter of 2009.

A large portion of the costs of revenue consists of bandwidth costs, personnel-related expenses, server depreciation expenses, and content expenses for our jrj.com and stockstar.com web portals.
General and administrative (G&A) expenses for the first quarter of 2010 were $4.2 million, compared with $3.9 million for the same period of 2009 and $4.0 million for the fourth quarter of 2009. The increase in general and administrative expenses was primarily due to greater professional service fees. G&A expenses as a percentage of net revenues were 27.4%, down from 33.4% in the previous year’s same quarter. Excluding stock-based compensation of $1.6 million, adjusted general and administrative expenses were $2.6 million for the first quarter of 2010, compared to $2.2 million in the first quarter of 2009 and $2.5 million in the fourth quarter of 2009. Excluding stock-based compensation, G&A expenses as a percentage of net revenues were 17.2%, down from 19.1% one year ago.
Sales and marketing expenses for the first quarter were $6.4 million compared with $4.6 million in the first quarter of 2009 and down from $8.5 million in the fourth quarter of 2009. Sales and marketing expenses as a percentage of net revenues were 41.8%, compared with 39.3% in the same period of previous year. The increase in sales and marketing expenses were due to higher marketing promotion costs as well as higher sales commissions based on the increased subscription payments received in the first quarter of 2010. Sales commissions are generally paid to the sales team when annual subscription fees are collected, while revenue is recognized throughout the year according to the service rendered.
Product development expenses for the first quarter of 2010 were $3.0 million compared with $1.9 million in the same quarter in 2009 and $2.9 million in the fourth quarter of 2009. Product development expenses as a percentage of net revenue was 19.4%, up from 16.6% in the same quarter of previous year. Since 2009, China Finance Online has substantially expanded its financial data team and continued to reinforce its in-house financial data capability to enhance the Company’s competitiveness.
Total operating expenses for the first quarter of 2010 were $13.5 million compared with $10.5 million in the first quarter of 2009 and $15.4 million in the fourth quarter of 2009. The year-over-year increase in the 2010 first quarter is mostly related to higher investment in sales and marketing, and product development. Selling, general and administrative (SG&A) expenses as a percentage of net revenue were 69.2%, down from 72.7% in the same quarter of previous year. Excluding total stock-based compensation of $1.6 million, adjusted operating expenses were $11.9 million in the 2010 first quarter compared with adjusted operating expenses of $8.7 million for the first quarter of 2009, and $13.8 million in the fourth quarter of 2009.
The GAAP loss from operations for the first quarter of 2010 was approximately $5,000, compared to a loss of $0.21 million in the first quarter of 2009. Non-GAAP income from operations, which excluded stock-based compensation expenses, was $1.6 million for the 2010 first quarter, compared to $1.5 million for the same quarter of 2009.

GAAP net income attributable to China Finance Online for the first quarter of 2010 was $0.14 million compared with a net loss of $0.13 million in the 2009 first quarter and compared with a net loss of $2.7 million in the fourth quarter of 2009. Diluted GAAP net earnings per ADS were $0.01 for the first quarter of 2010. Non-GAAP net income attributable to China Finance Online, which excluded the stock-based compensation expenses of $1.6 million, was $1.8 million for the 2010 first quarter, compared to $1.6 million for the same quarter of 2009, and a non-GAAP net loss of $1.1 million for the fourth quarter of 2009. Diluted Non-GAAP net earnings per ADS were $0.08 for the first quarter of 2010. Total diluted outstanding ADSs were 22,716,698 at the end of March 2010.
As of March 31, 2010, total cash and cash equivalents were $105.5 million. Total China Finance Online Co. Limited shareholders’ equity was $99.5 million as compared to $97.4 million at the end of 2009.
The combined current and non-current deferred revenues at the end of the first quarter of 2010, which represented prepaid service fees made by customers for subscription services that have not been rendered as of March 31, 2010, were $43.8 million.
Mr. Zhiwei Zhao, Chief Executive Officer of China Finance Online, commented, “We are pleased with our first quarter performance as we increased our top line and improved our gross margin. More excitingly, we are moving closer to our goal of substantially increasing our registered user base. At the same time, our paid subscriber base was also significantly increased in the first quarter. We continue streamlining our operations with a focus on efficiency improvement. On the product side, we continue to focus on data and product development to enhance our long-term value. We believe that our in-house financial data capability can better ensure data quality, provide authentication and develop more value-added products to attract more subscribers. With these initiatives, we can further develop an edge over our main competitors in China’s marketplace where financial data sources are limited and underdeveloped.”
Latest Developments
In April 2010, the Company’s wholly owned subsidiary, Fortune Software, entered into a definitive agreement with China Financial Futures Exchange (“CFFEX”) to provide real-time coverage of China’s newly introduced Stock Index Futures. Pursuant to the agreement, China Financial Futures Exchange has authorized Fortune Software to provide all the data including market information, trading data and other information or data related to Stock Index Futures products to end users in mainland China.
In April 2010, China Finance Online was certified by Shenzhen Securities Information Co., Ltd., which is associated with the Shenzhen Stock Exchange, to develop new information packages based on Level II quotes. This new data provides faster and more comprehensive trading data and statistical information on market transactions allowing for unique investor insight into a stock’s price movement. We also were granted permission to upgrade the features and functions of our other current products to enhance their effectiveness.

Business Outlook
The Company reiterates its expectation to increase the registered user accounts to 20 million by year end 2010, up 43% from 14 million at the year end of 2009, and up 82% from 11 million at the year end of 2008, respectively.
The Company reiterates its net revenues guidance of an amount ranging from $56 million to $62 million for the 2010 year. The Company also reiterates its guidance for non-GAAP net income, which is defined as net income attributable to China Finance Online Co., Ltd. excluding stock-based compensations, for the 2010 year in an amount ranging from $2 million to $4 million. The Company intends to achieve positive free cash flow of over $8 million in 2010, excluding potential M&A activities. Free cash flow is defined as net cash flow from operations minus capital expenditure.
“The ripple effects from the on-going financial crisis in Europe and Chinese government’s regulation on domestic real estate market have caused significant turbulence in the Chinese stock market and negatively affected Chinese investors’ confidence. Although we posted a solid performance in the 2010 first quarter, we remain cautiously optimistic about the outlook of 2010.We believe that the need for high-quality financial data is bound to increase in the long run. Our role in timely providing timely vital financial information to enable Chinese investors to make more intelligent investment decisions will eventually be recognized and rewarded by the vast investor population in China.” Mr. Zhao concluded.
The above forecast reflects the Company’s current and preliminary view, which is subject to change. A number of important factors including, but not limited to, fluctuation in the Chinese stock market, could cause the actual results to differ materially from those contained in the above guidance.
Conference Call Information
The Company will host a conference call and a simultaneous webcast, on June 3, 2010 at 8:00 p.m. Eastern Daylight Time / June 4, 2010 8:00 a.m. Beijing Time. Interested parties may participate in the conference call by dialing in approximately five to ten minutes before the call start time at U.S. Toll Free Number +1-877-847-0047, Hong Kong Number +852-3006-8101, or China Toll Free Number 800-876-5011, and the pass code for all regions is 615411.
A replay of the conference call will be available from approximately 11:00 p.m. Eastern Daylight Time on June 3, 2010 (or 11:00 a.m. June 4, 2010 in the Beijing/HK time zone) to 11:00 p.m. Eastern Daylight Time on June 10, 2010 (or 11:00 a.m. June 11, 2010 in the Beijing/HK time zone). The dial-in details for the replay: U.S. Toll Free Number +1-866-572-7808, Hong Kong Number +852-3012-8000, or China Toll Free Number 800-876-5013 and Access code: 615411.
The conference call will be also available on webcast live and replay at: http://tinyurl.com/JRJC-Conference-Call. The call will be archived for 12 months at this website.

About China Finance Online
China Finance Online Co. Limited is the technology-driven, user-focused market leader in China in providing vertically integrated financial services and products including news, data, analytics and brokerage through web portals, software systems, and mobile handsets. Through its web portals, www.jrj.com and www.stockstar.com, the Company provides individual users with subscription-based service packages that integrate financial and listed-company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through the internet or through mobile handsets. Through its subsidiary, Genius, the Company provides financial information database and analytics to institutional customers including domestic securities and investment firms. Through its subsidiary, Daily Growth, the Company provides securities brokerage services for stocks listed on Hong Kong Stock Exchange.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. The Company believes that the Chinese economy continues to expand; however, the expansion may be uneven with certain sectors being affected more than others with resulting volatility in the Chinese equity market which could influence the Company’s operating results in the coming quarters. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
Non-GAAP Measures
To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations, net income, diluted net income per ADS, which are adjusted from results based on GAAP to exclude the stock-based compensation expenses due to the adoption of authoritative pronouncement, which became effective on January 1, 2006. The non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.

Management uses both GAAP and non-GAAP information in evaluating and operating business internally and therefore deems it important to provide all of this information to investors.
Contact:
In China:
Lily Zhang
Investor Relations
China Finance Online Co., Ltd.
ir@jrj.com
In the United States:
Kevin Theiss
Grayling
646-284-9409
kevin.theiss@grayling.com
Tables follow

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, unaudited)

	Mar. 31, 2010	Dec. 31, 2009
Assets
Current assets:
RMB account	93,827	93,753
Foreign currency account	11,680	13,638
Cash and cash equivalents	105,507	107,391
Trust bank balances held on behalf of customers	6,318	13,310
Accounts receivable, net	7,413	5,369
Trading securities	27	68
Prepaid expenses and other current assets	4,835	4,281
Deferred tax assets, current	2,912	3,237
Total current assets	127,012	133,656

Cost method investment	1,480	1,480
Property and equipment, net	9,572	10,268
Acquired intangible assets, net	4,643	4,779
Rental deposits	744	725
Goodwill	12,604	12,603
Deferred tax assets, non-current	1,906	1,879
Other deposits	219	219
Total assets	158,180	165,609

Liabilities and equity
Current liabilities:
Deferred revenue, current	30,103	30,620
Accrued expenses and other current liabilities	7,066	8,245
Amount due to customers for trust bank balances held on behalf of customers	6,318	13,310
Accounts payable	208	102
Income taxes payable	85	124
Total current liabilities	43,780	52,401

Deferred tax liability, non-current	985	995
Deferred revenue, non-current	13,697	14,547
Total liabilities	58,462	67,943
Noncontrolling interests	232	259
Total China Finance Online Co. Limited shareholders’ equity	99,486	97,407
Total liabilities and equity	158,180	165,609

China Finance Online Co. Limited
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except per share data, unaudited)

	Three months ended
	Mar. 31, 2010	Mar. 31, 2009	Dec. 31, 2009
Net revenues	15,236	11,755	14,995
Cost of revenues	(1,897)	(1,531)	(2,275)
Gross profit	13,339	10,224	12,720
Operating expenses

General and administrative(includes share-based compensation expenses of $1,559, $1,681, and $1,556, respectively)	(4,179)	(3,923)	(4,024)

Sales and marketing (includes share- based compensation expenses of $32, $46 and $18, respectively)	(6,370)	(4,625)	(8,493)

Product development (includes share- based compensation expenses of $22, $21 and $10, respectively)	(2,950)	(1,949)	(2,902)

Total operating expenses	(13,499)	(10,497)	(15,419)
Subsidy income	155	66	132
Loss from operations	(5)	(207)	(2,567)
Interests income	335	298	372
Investment gain	220	—	41
Other loss, net	(68)	(45)	(148)
Exchange gain (loss), net	17	16	(6)

Income (loss) before income tax provision	499	62	(2,308)
Income tax provision	(386)	(190)	(357)

Net income (loss)	113	(128)	(2,665)
Less: net loss attributable to the noncontrolling interest	(27)	—	(2)

Net income (loss) attributable to China Finance Online Co., Limited	140	(128)	(2,663)
Net income (loss)per share attributable to China Finance Online Co., Limited
Basic	0.00	0.00	(0.03)
Diluted	0.00	0.00	(0.03)
Net income (loss) per ADS attributable to China Finance Online Co., Limited
Basic	0.01	(0.01)	(0.13)
Diluted	0.01	(0.01)	(0.13)

Weighted average ordinary shares
Basic	107,187,259	103,992,162	106,359,313
Diluted	113,583,488	103,992,162	106,359,313
Weighted average ADSs
Basic	21,437,452	20,798,432	21,271,863
Diluted	22,716,698	20,798,432	21,271,863

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three months ended
	Mar. 31, 2010	Mar.31, 2009	Dec. 31, 2009
Cash flows from operating activities:
Net income (loss)	113	(128)	(2,665)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Stock-based compensation	1,613	1,748	1,584
Depreciation and amortization	899	656	889
Gain from sales of trading securities	(220)	—	(41)
Deferred taxes	289	151	211
Loss on disposal of property and equipment	34	34	148
Changes in assets and liabilities:
Accounts receivable	(2,048)	641	(1,947)
Advance to customers	—	—	4,008
Prepaid expenses and other current assets	(474)	1,142	1,075
Advance to employees	—	161	—
Trust bank balances held on behalf of customers	6,978	(463)	(7,832)
Rental deposits	(19)	12	34
Deferred revenue	(1,380)	(4,416)	1,786
Accounts payable	69	(89)	(95)
Amount due to customers for trust bank balances held on behalf of customers	(6,978)	463	7,832
Accrued expenses and other current liabilities	(1,092)	(564)	2,402
Income taxes payable	(39)	(97)	(20)
Net cash (used in) provided by operating activities	(2,255)	(749)	7,369

Cash flows from investing activities:
Acquisition of businesses	(89)	(556)	(1,083)
Purchase of trading securities	(999)	—	(268)
Proceeds from sales of trading securities	1,259	—	241
Purchase of property and equipment	(137)	(191)	(512)
Proceeds from disposal of fixed assets	—	—	1
Net cash provided by (used in) investing activities	34	(747)	(1,621)

Cash flows from financing activities:
Proceeds from stock options exercised by employees	340	24	62
Repayment of bank loan	—	—	(2,839)
Net cash provided by (used in) financing activities	340	24	(2,777)

Effect of exchange rate changes	(3)	(173)	11

Net increase in cash and cash equivalents	(1,884)	(1,645)	2,982
Cash and cash equivalents, beginning of month/quarter	107,391	97,544	104,409
Cash and cash equivalents, end of month/quarter	105,507	95,899	107,391

Reconciliation of the Company’s GAAP financial measures to Non-GAAP financial measures is set forth below.

	Three months ended			Three months ended			Three months ended
	March 31, 2010			March 31, 2009			Dec. 31, 2009
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP	Adjustment	Non-GAAP	GAAP	Adjustment	Non-GAAP	GAAP	Adjustment	Non-GAAP
	Result	(a)	Results	Result	(a)	Results	Result	(a)	Results
Income (loss) from operations	(5)	1,613	1,608	(207)	1,748	1,541	(2,567)	1,584	(983)

	Three months ended			Three months ended			Three months ended
	March 31, 2010			March 31, 2009			Dec. 31, 2009
(U.S. Dollar in thousands, except per share data)
	GAAP	Adjustment	GAAP	GAAP	Adjustment	Non-GAAP	GAAP	Adjustment	Non-GAAP
	Result	(a)	Result	Result	(a)	Results	Result	(a)	Results
Net income (loss) attributable to China Finance Online Co. Limited	140	1,613	1,753	(128)	1,748	1,620	(2,663)	1,584	(1,079)
Diluted net income (loss) per ADS attributable to China Finance Online Co. Limited	0.01	0.07	0.08	(0.01)	0.09	0.08	(0.13)	0.08	(0.05)

(a)	The adjustment is for share-based compensation expenses.